UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No.

BIOCLINICA, INC.

(Name of Subject Company)

BIOCLINICA, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.00025 per share, and associated Preferred Share Purchase Rights

(Title of Class of Securities)

09071B100

(CUSIP Number of Class of Securities)

Mark L. Weinstein

Chief Executive Officer

BioClinica, Inc.

826 Newtown-Yardley Road

Newtown, Pennsylvania 18940-1721

(267) 757-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Emilio Ragosa

Morgan, Lewis & Bockius LLP

502 Carnegie Center

Princeton, New Jersey 08540

(609) 919-6600

☒           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Schedule 14D-9 filing relates solely to preliminary communications made before the commencement of a planned tender offer by BC Acquisition Corp. (the “Purchaser”), a wholly-owned subsidiary of BioCore Holdings, Inc. (the “Parent”), for all of the outstanding common stock, including the associated preferred share purchase rights, of BioClinica, Inc. (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of January 29, 2013, among the Parent, the Purchaser and the Company.

Important Information About the Tender Offer

This announcement and the description contained herein are for informational purposes only and are not an offer to purchase or a solicitation of an offer to sell securities of BioClinica, Inc. The tender offer described herein has not yet been commenced. At the time the tender offer is commenced, affiliates of JLL Partners intend to file a tender offer statement on a Schedule TO containing an offer to purchase, a letter of transmittal and other related documents with the Securities and Exchange Commission. At the time the tender offer is commenced, BioClinica, Inc. intends to file with the Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9 and, if required, will, file a proxy statement or information statement with the Securities and Exchange Commission in connection with the merger, the second step of the transaction, at a later date. Such documents will be mailed to stockholders of record and will also be made available for distribution to beneficial owners of common stock of BioClinica, Inc. The solicitation of offers to buy common stock of BioClinica will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. Stockholders are advised to read the offer to purchase and the letter of transmittal, the solicitation/recommendation statement, the proxy statement, the information statement and all related documents, if and when such documents are filed and become available, as they will contain important information about the tender offer and proposed merger. Stockholders can obtain these documents when they are filed and become available free of charge from the Securities and Exchange Commission’s website at http://www.sec.gov, or from the information agent JLL selects. In addition, copies of the solicitation/recommendation statement, the proxy statement and other filings containing information about BioClinica, Inc., the tender offer and the merger may be obtained, if and when available, without charge, by directing a request to BioClinica, Inc. Attention: Ted Kaminer, Chief Financial Officer, at 826 Newtown-Yardley Rd., Newtown, PA 18940, or on BioClinica’s corporate website at http://www.bioclinica.com.

Forward Looking Statements

Certain matters discussed in this report are “forward-looking statements” intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements may be identified by, among other things, the use of forward-looking terminology such as “believes”, “expects”, “may”, “should” or “anticipates” or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties.  Such forward-looking statements include the Company’s decision to enter into an agreement to be acquired by Parent, the ability of the Company and Parent to complete the transaction contemplated by the definitive agreement, including the parties’ ability to satisfy the conditions set forth in the Merger Agreement, and the possibility of any termination of the definitive agreement.  The forward-looking statements

2

contained in this report are based on our current expectations, and those made at other times will be based on our expectations when the statements are made.  Factors that could cause or contribute to such differences include, but are not limited to, the expected timetable for completing the proposed transaction; the risk and uncertainty in connection with a strategic alternative process; financial results; the demand for our services and technologies; growing recognition for the use of independent medical image review services; trends toward the outsourcing of imaging services in clinical trials; realized return from our marketing efforts; increased use of digital medical images in clinical trials; integration of our acquired companies and businesses; expansion into new business segments; the success of any potential acquisitions and the integration of current acquisitions; and the level of our backlog are examples of such forward-looking statements; the timing of revenues due to the variability in size, scope and duration of projects; estimates made by management with respect to our critical accounting policies; regulatory delays; clinical study results which lead to reductions or cancellations of projects and other factors, including general economic conditions and regulatory developments, not within our control.  Further information can be found in the Company’s risk factors contained in its Annual Report on Form 10-K for the year ended December 31, 2011 and most recent filings.  The Company does not undertake to update the disclosures made herein, and you are urged to read our filings with the Securities and Exchange Commission.

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On February 6, 2013, BioClinica, Inc. issued the following press release:

Company Contact — Ted Kaminer BioClinica, Inc. 267-757-3097 Investor Contact - Cheryl Schneider Porter, LeVay & Rose, Inc. 212-564-4700

FOR IMMEDIATE RELEASE

BIOCLINICA ANNOUNCES FOURTH QUARTER AND FULL YEAR 2012 FINANCIAL RESULTS

NEWTOWN, PA, February 6, 2013 — BioClinica®, Inc. (NASDAQ: BIOC), a leading global provider of clinical trial management solutions, today announced its financial results for the fourth quarter and full year ended December 31, 2012.

Financial highlights for the quarter ended December 31, 2012 include:

•                  Service revenues increased 20.9% to $22.2 million as compared with $18.3 million for the same period 2011.

•                  GAAP operating income was $2.1 million compared with $1.8 million for the same period 2011.

•                  GAAP net income was $1.2 million, or $0.07 per fully diluted share, as compared with $1.2 million, or $0.07 per fully diluted share in the year-ago quarter.

•                  Non-GAAP operating income increased 23.0% to $2.9 million as compared with $2.4 million for the same period 2011.

•                  Non-GAAP net income increased 12.5% to $1.7 million, or $0.10 per fully diluted share, compared to $1.5 million or $0.09 per fully diluted share reported in last year’s fourth quarter.

•                  Backlog was $122.2 million compared with $123.1 million in the year-ago fourth quarter.

Financial highlights for the full year ended December 31, 2012 include:

•                  Service revenues increased 16.2% to $79.0 million as compared with $68.0 million for the same period 2011.

•                  GAAP operating income was $6.5 million (after a restructuring charge of $839,000), as compared with $4.4 million (after a restructuring charge of $1.7 million) for the same period 2011.

•                  GAAP net income was $3.7 million or $0.23 per fully diluted share (after the $839,000, or $0.03 per fully diluted share restructuring charge), as compared with $2.8 million or $0.17 per fully diluted share (after the $1.7 million or $0.07 per fully diluted share restructuring charge) for the same period 2011.

•                  Non-GAAP operating income increased 20.2% to $9.9 million as compared with $8.2 million for the same period 2011.

•                  Non-GAAP net income increased 12.8% to $6.0 million or $0.36 per fully diluted share, compared with $5.3 million or $0.32 per fully diluted share in 2011.

Mark L. Weinstein, President and Chief Executive Officer of BioClinica said, “During the fourth quarter we continued to execute our business plan, focusing on our goals of being a leading global provider of clinical trial solutions, advancing our comprehensive clinical trial development platform with best-in-class solutions, and leveraging our investment in technology and infrastructure.”

-more-

Mr. Weinstein continued, “We value each of our clients, and strive to deliver the best-in-class services to each of them.  Accordingly, as we have previously discussed, in order to remain competitive and offer a best-in-class solution, we continue to invest in our business and our software platform.”

“As a result of the transaction announced on January 30, 2013, we do not intend to issue earnings guidance for 2013.  However, the forthcoming Schedule 14D-9 is expected to be filed on or about February 11, 2013, and this filing is expected to contain the material forecasts and projections shared with our potential buyer,” he concluded.

Non-GAAP Financial Information

BioClinica is providing information on 2012 and 2011 non-GAAP income from operations, non-GAAP net income and non-GAAP diluted earnings per share that exclude certain items, as well as the related income tax effects, because of the nature of these items and the impact they have on the analysis of underlying business performance and trends. The non-GAAP information excludes, certain of which are recurring in nature, the impact of stock-based compensation, amortization of intangible assets related to acquisitions, restructuring charges and merger and acquisition costs. We believe the non-GAAP information provides supplemental information useful to investors in comparing our results of operations on a consistent basis from period to period. Management uses these non-GAAP measures in assessing our core operating performance and evaluating our ongoing business operations. These measures are not in accordance with, or an alternative for, generally accepted accounting principles (GAAP) and may be different from non-GAAP measures used by other companies. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP.  Investors are encouraged to review the reconciliations of these non-GAAP financial measures to the comparable GAAP results, which are included below in this press release.

About BioClinica, Inc.

BioClinica, Inc. is a leading global provider of integrated, technology-enhanced clinical trial management solutions. BioClinica supports pharmaceutical and medical device innovation with imaging core lab, internet image transport, electronic data capture, interactive voice and web response, clinical trial management and clinical supply chain design and optimization solutions. BioClinica solutions maximize efficiency and manageability throughout all phases of the clinical trial process. With over 20 years of experience and more than 2,000 successful trials to date, BioClinica has supported the clinical development of many new medicines from early phase trials through final approval. BioClinica operates state-of-the-art, regulatory-body-compliant imaging core labs on two continents, and supports worldwide eClinical and data management services from offices in the United States, Europe and Asia. For more information, please visit www.bioclinica.com

Important Information About the Tender Offer

This announcement and the description contained herein are for informational purposes only and are not an offer to purchase or a solicitation of an offer to sell securities of BioClinica, Inc. The tender offer described herein has not yet been commenced. At the time the tender offer is commenced, affiliates of JLL Partners, Inc. intend to file a tender offer statement on a Schedule TO containing an offer to purchase, a letter of transmittal and other related documents with the Securities and Exchange Commission. At the time the tender offer is commenced, BioClinica, Inc. intends to file with the Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9 and, if required, will, file a proxy statement or information statement with the Securities and Exchange Commission in connection with the merger, the second step of the transaction, at a later date. Such documents will be mailed to stockholders of record and will also be made available for distribution to beneficial owners of common stock of BioClinica, Inc. The solicitation of offers to buy common stock of BioClinica will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. Stockholders are advised to read the offer to purchase and the letter of transmittal, the solicitation/recommendation statement, the proxy statement, the information statement and all related documents, if and when such documents are filed and become available, as they will contain important information about the tender offer and proposed merger. Stockholders can obtain these documents when they are filed and become available free of charge from the Securities and Exchange Commission’s website at http://www.sec.gov, or from the information agent JLL selects. In addition, copies of the solicitation/recommendation statement, the proxy statement and other filings containing information about BioClinica, Inc., the tender offer and the merger may be obtained, if and when available, without charge, by directing a request to BioClinica, Inc. Attention: Ted Kaminer, Chief Financial Officer, at 826 Newtown-Yardley Rd., Newtown, PA 18940, or on BioClinica’s corporate website at http://www.bioclinica.com.

Forward-looking statements

Certain statements made in this press release are “forward-looking statements” intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements may be identified by, among other things, the use of forward-looking terminology such as “believes”, “expects”, “may”, “should” or “anticipates” or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties.  Such forward-looking statements include the decision by BioClinica, Inc. to enter into an agreement to be acquired by the holding company controlled by JLL Partners, the ability of BioClinica, Inc. and the holding company controlled by JLL Partners to complete the transaction contemplated by the definitive agreement, including the parties’ ability to satisfy the conditions set forth in the merger agreement, and the possibility of any termination of the definitive agreement.  The forward-looking statements contained in this press release are based on our current expectations, and those made at other times will be based on our expectations when the statements are made.  Factors that could cause or contribute to such differences include, but are not limited to, the expected timetable for completing the proposed transaction; the risk and uncertainty in connection with a strategic alternative process; financial results; the demand for our services and technologies; growing recognition for the use of independent medical image review services; trends toward the outsourcing of imaging services in clinical trials; realized return from our marketing efforts; increased use of digital medical images in clinical trials; integration of our acquired companies and businesses; expansion into new business segments; the success of any potential acquisitions and the integration of current acquisitions; and the level of our backlog are examples of such forward-looking statements; the timing of revenues due to the variability in size, scope and duration of projects; estimates made by management with respect to our critical accounting policies; regulatory delays; clinical study results which lead to reductions or cancellations of projects and other factors, including general economic conditions and regulatory developments, not within our control.  Further information can be found in the risk factors contained in the Annual Report of BioClinica, Inc. on Form 10-K for the year ended December 31, 2011 and its most recent filings.  BioClinica, Inc. does not undertake to update the disclosures made herein, and you are urged to read our filings with the Securities and Exchange Commission.

- FINANCIAL TABLES TO FOLLOW —

BIOCLINICA, INC. AND SUBSIDIARIES

Consolidated Statements of Income

(in thousands, except per share data)

(unaudited)

	For the Three Months Ended		For the Twelve Months Ended
	12/31/12	12/31/11	12/31/12	12/31/11

Service revenues	22,167	18,335	79,002	67,993
Reimbursement revenues	5,440	4,084	19,276	15,971
Total revenues	$27,607	$22,419	$98,278	$83,964

Costs and expenses:
Cost of service revenues	13,391	10,785	48,639	42,217
Cost of reimbursement revenues	5,440	4,084	19,276	15,971
Sales & marketing expenses	2,884	2,402	10,732	8,726
General & admin. expenses	3,479	3,145	11,560	10,172
Amortization of intangible assets related to acquisitions	105	156	534	623
Mergers & acquisition related costs	190	—	190	162
Restructuring costs	—	—	839	1,719
Total cost and expenses	25,489	20,572	91,770	79,590

Operating income	2,118	1,847	6,508	4,374
Interest income (expense) - net	(37)	(14)	(104)	(40)
Income before income tax	2,081	1,833	6,404	4,334
Income tax provision (1)	923	668	2,677	1,536
Net income	$1,158	$1,165	$3,727	$2,798

Basic earnings per share	$0.07	$0.07	$0.24	$0.18

Weighted average number of shares - basic	15,604	15,677	15,626	15,652

Diluted earnings per share	$0.07	$0.07	$0.23	$0.17

Weighted average number of shares - diluted	16,522	16,165	16,486	16,432

(1)  Our effective tax rate would have been less by approximately 3%,  with the federal research and experimentation credit, if Congress had enacted the American Taxpayer Relief Act before December 31, 2012.

BIOCLINICA, INC. AND SUBSIDIARIES

GAAP to non-GAAP Reconciliation (1)

(in thousands, except per share data)

(unaudited)

	For the Three Months Ended		For the Twelve Months Ended
	12/31/12	12/31/11	12/31/12	12/31/11

GAAP operating income	2,118	1,847	6,508	4,374
Stock-based compensation *	479	348	1,846	1,369
Amortization of intangible assets related to acquisitions	105	156	534	623
Mergers & acquisition related costs	190	—	190	162
Restructuring charges	—	—	839	1,719
Non-GAAP operating income	$2,892	$2,351	$9,917	$8,247

GAAP net income (2)	1,158	1,165	3,727	2,798
Stock-based compensation, net of taxes	316	220	1,218	884
Amortization of intangible assets related to acquisitions, net of taxes	69	98	352	402
Mergers & acquisition related costs, net of taxes	125	—	125	105
Restructuring charges, net of taxes	—	—	554	1,110
Non-GAAP net income	1,668	$1,483	5,976	$5,299

GAAP diluted earnings per share	$0.07	$0.07	$0.23	$0.17

Non-GAAP diluted earnings per share	$0.10	$0.09	$0.36	$0.32

* Stock based compensation included in total costs and expenses is as follows:
Cost of service revenues	138	120	544	471
Sales & marketing expenses	14	11	55	41
General & admin. expenses	327	217	1,247	857
	479	348	1,846	1,369

(1)         This table presents a reconciliation of GAAP to non-GAAP income from operations, net income and diluted earnings per share for the three and twelve months ended December 31, 2012 and 2011.  The non-GAAP information excludes the impact of stock-based compensation, amortization of intangible assets related to acquisitions, restructuring charges and merger and acquisition costs.

(2)         Our effective tax rate would have been less by approximately 3%,  with the federal research and experimentation credit, if Congress had enacted the American Taxpayer Relief Act before December 31, 2012.

BIOCLINICA, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands)

(unaudited)

	December 31, 2012	December 31, 2011
ASSETS

Cash & cash equivalents	$13,915	$12,575
Accounts receivable, net	22,620	16,353
Prepaid expenses & other current assets	1,858	1,743
Deferred income taxes	4,807	5,637
Total current assets	43,200	36,308

Property & equipment, net	21,463	16,186
Intangibles, net	1,274	1,808
Goodwill	34,302	34,302
Deferred income taxes	—	1,021
Other assets	1,055	796

Total assets	101,294	$90,421

LIABILITIES

Accounts payable	$5,630	$2,422
Accrued expenses & other current liabilities	6,656	5,944
Deferred revenue	14,907	13,438
Deferred income tax	—	526
Current maturities of capital lease obligations	1,176	423
Current liability for acquisition earn-out	—	2,000
Total current liabilities	28,369	24,753

Long-term capital lease obligations	3,948	1,535
Deferred income taxes	5,002	4,499
Other liability	1,512	1,574
Total liabilities	38,831	32,361

STOCKHOLDERS’ EQUITY
Common stock	4	4
Treasury stock	(2,479)	(1,126)
Additional paid-in-capital	51,598	49,564
Retained earnings	13,317	9,590
Accumulated other comprehensive (loss) income	23	28
Total stockholders’ equity	62,463	58,060

Total liabilities & stockholders’ equity	$101,294	$90,421

BIOCLINICA, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

(unaudited)

	For the Twelve Months Ended
	12/31/12	12/31/11

Cash flows from operating activities:
Net income	3,727	2,798
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,251	4,550
Provision for deferred income taxes	1,776	295
Excess tax benefit related to stock options	(101)	(20)
Change in deferred taxes related to canceled options	152	—
Bad debt provision	10	22
Stock based compensation	1,846	1,369
Gain on sale/leaseback	147	47
Accretion of acquistion earn-out	—	114
Changes in operating assets and liabilities:
Increase in accounts receivable	(6,277)	(4,507)
(Increase) decrease in prepaid expenses & other current assets	(143)	761
Increase in other assets	(260)	(91)
Increase in accounts payable	2,540	355
(Decrease) increase in accrued expenses & other current liabilities	(69)	1,294
Increase in deferred revenue	1,469	42
(Decrease) increase in other liabilities	(65)	697
Net cash provided by operating activities	$10,003	$7,726

Cash flows from investing activities:
Purchases of property & equipment	(3,918)	(1,859)
Capitalized software development costs	(4,986)	(3,908)
Net cash paid for acquisition earn-out	(2,000)	—
Net cash used in investing activities	(10,904)	(5,767)

Cash flows from financing activities:
Proceeds from sale/leaseback	3,893	1,335
Payments under capital lease obligations	(727)	(253)
Purchase of treasury stock	(1,353)	(1,110)
Excess tax benefit related to stock options	101	20
Change in deferred taxes related to canceled options	(152)
Proceeds from exercise of stock options	466	205
Net cash provided by financing activities	$2,228	$197

Effect of exchange rate changes on cash	13	(24)

Net increase in cash & cash equivalents	$1,340	$2,132
Cash and cash equivalents at beginning of period	$12,575	10,443
Cash and cash equivalents at end of period	$13,915	$12,575

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